FalconTarget, Inc.
260 Water St #3C
Brooklyn, NY 11201

John Reynolds
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20016


                                            July 30, 2009


Re: Your letter dated July 17, 2009
Form 10-K/A for the year ended June 30, 2008


Dear Mr. Reynolds,

Thank you for your comments on our filings.
We have made the following changes to the above referenced filings:

1. Date of review
The filing has been corrected to state that the date of the review is "as of" June 30, 2008.

2. Signatures
The signatures have been updated to reflect a signature in the capacity of Principal Accounting Officer.

These two changes are now part of our filing template and will be included in future filings.


The Registrant acknowledges that:
- it is responsible for the adequacy and accuracy of the disclosure in its filing;
- staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Yours sincerely,

/s/ SERGE ATLAN
Serge Atlan
Chairman

/s/ THOMAS KIRCHNER
Thomas Kirchner
Chief Executive Officer
Chief Financial Officer
Principal Accounting Officer

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